Exhibit 3.1

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Tailwind International Acquisition Corp. (ROC #368193) (the "Company")

TAKE NOTICE that by minutes of the extraordinary general meeting of the shareholders of the Company dated 1 May 2023, the following special resolutions were passed:

Proposal No. 1 - The Articles Amendment Proposal - RESOLVED, as a special resolution that:

Article 49.7 of Tailwind’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.7:

“In the event that the Company does not consummate a Business Combination by May 1, 2023, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a) cease all operations except for the purpose of winding up;

(b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

Article 49.8(a) of Tailwind’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.8(a):

“that would modify the substance or timing of the Company’s obligation to: (i) provide for the redemption of the Public Shares in connection with a Business Combination; or (ii) redeem 100 per cent of the Public Shares if the Company has not completed a Business Combination by May 1, 2023, or such later time as the Members may approve in accordance with the Articles; or”

Proposal No. 2 - The Dissolution Expenses Proposal — RESOLVED, as a special resolution that Article 49.8(b) of Tailwind’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.8(b):

“with respect to any other provision relating to the rights of holders of the Class A Shares, each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes paid or payable and US$100,000 of interest to pay dissolution expenses) and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares.”

/s/ Wai Yan Ng
Wai Yan Ng
Corporate Administrator
for and on behalf of
Maples Corporate Services Limited

Dated this 2nd day of May 2023